UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

00448Q201

(CUSIP Number)

August 12, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00448Q201	13G	Page 2 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,806,442*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,806,442*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,442*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 1,075,769 shares of Common Stock, 268,942 shares subject to currently exercisable warrants, and units subject to warrants (the “Unit Warrants”) consisting of 369,385 shares of Common Stock and warrants to purchase 92,346 shares of Common Stock. The Unit Warrants will become exercisable on February 12, 2009 through August 12, 2009, and the underlying warrants that may be acquired upon exercise of the Unit Warrants, if so acquired, will be immediately exercisable. Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

CUSIP No. 00448Q201	13G	Page 3 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,806,442*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,806,442*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,442*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 1,075,769 shares of Common Stock, 268,942 shares subject to currently exercisable warrants, and Unit Warrants consisting of 369,385 shares of Common Stock and warrants to purchase 92,346 shares of Common Stock. The Unit Warrants will become exercisable on February 12, 2009 through August 12, 2009, and the underlying warrants that may be acquired upon exercise of the Unit Warrants, if so acquired, will be immediately exercisable. Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

CUSIP No. 00448Q201	13G	Page 4 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates IV, L.P. 20-5935001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,612,886*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,612,886*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,886*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 2,151,537 shares of Common Stock, 537,885 shares subject to currently exercisable warrants, and Unit Warrants consisting of 738,771 shares of Common Stock and warrants to purchase 184,693 shares of Common Stock. The Unit Warrants will become exercisable on February 12, 2009 through August 12, 2009, and the underlying warrants that may be acquired upon exercise of the Unit Warrants, if so acquired, will be immediately exercisable. Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

CUSIP No. 00448Q201	13G	Page 5 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates IV LLC 20-5934968
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,612,886*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,612,886*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,886*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 2,151,537 shares of Common Stock, 537,885 shares subject to currently exercisable warrants, and Unit Warrants consisting of 738,771 shares of Common Stock and warrants to purchase 184,693 shares of Common Stock. The Unit Warrants will become exercisable on February 12, 2009 through August 12, 2009, and the underlying warrants that may be acquired upon exercise of the Unit Warrants, if so acquired, will be immediately exercisable. Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

CUSIP No. 00448Q201	13G	Page 6 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 5,419,328*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 5,419,328*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,328*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 3,227,306 shares of Common Stock, 806,827 shares subject to currently exercisable warrants, and Unit Warrants consisting of 1,108,156 shares of Common Stock and warrants to purchase 277,039 shares of Common Stock. The Unit Warrants will become exercisable on February 12, 2009 through August 12, 2009, and the underlying warrants that may be acquired upon exercise of the Unit Warrants, if so acquired, will be immediately exercisable. Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

CUSIP No. 00448Q201	13G	Page 7 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 5,419,328*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 5,419,328*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,328*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 3,227,306 shares of Common Stock, 806,827 shares subject to currently exercisable warrants, and Unit Warrants consisting of 1,108,156 shares of Common Stock and warrants to purchase 277,039 shares of Common Stock. The Unit Warrants will become exercisable on February 12, 2009 through August 12, 2009, and the underlying warrants that may be acquired upon exercise of the Unit Warrants, if so acquired, will be immediately exercisable. Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

CUSIP No. 00448Q201	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer.

Achillion Pharmaceuticals, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 300 George Street, New Haven, CT 06511.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company, warrants to purchase shares of common stock of the Company, shares of common stock of the Company subject to warrants (the “Unit Warrants”) that will become exercisable on Feb. [6], 2009 through August [6], 2009 and shares of common stock of the Company subject to warrants that may be acquired upon exercise of the Unit Warrants and that, if so acquired, will be immediately exercisable (collectively, the “Shares”) in connection with a private placement of the Company’s securities:

(i)        ProQuest Investments III, L.P., a Delaware limited partnership (“Investments III”), with respect to Shares beneficially owned by it;

(ii)       ProQuest Associates III LLC, a Delaware limited liability company (“Associates III”), as General Partner of Investments III with respect to Shares beneficially owned by Investments III;

(iii)      ProQuest Investments IV, L.P., a Delaware limited partnership (“Investments IV”), with respect to Shares beneficially owned by it;

(iv)      ProQuest Associates IV LLC, a Delaware limited liability company (“Associates IV”), as General Partner of Investments IV with respect to Shares beneficially owned by Investments IV;

(v)       Jay Moorin, an individual and a member of Associates III and Associates IV (“Moorin”), with respect to Shares beneficially owned by Associates III and Associates IV; and

(vi)      Alain Schreiber, an individual and a member of Associates III and Associates IV (“Schreiber”), with respect to Shares beneficially owned by Associates III and Associates IV.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

CUSIP No. 00448Q201	13G	Page 9 of 13 Pages

Item 2(c).	Citizenship.

Mr. Moorin is a United States citizen. Mr. Schreiber is a United States resident alien. Investments III and Investors IV are Delaware limited partnerships organized under the laws of the State of Delaware. Associates III and Associates IV are Delaware limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.
00448Q201

Item 3.	Name of Person Filing.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

The percentages used herein are calculated based upon 26,376,078 shares issued and outstanding as of August 13, 2008 as reported in the Company’s Form 10-Q dated August 14,

CUSIP No. 00448Q201	13G	Page 10 of 13 Pages

2008. As of the close of business on August 13, 2008, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	ProQuest Investments III, L.P.
(a)	Amount beneficially owned: 1,806,442
(b)	Percent of class: 6.6%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,806,442
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,806,442
B.	ProQuest Associates III LLC
(a)	Amount beneficially owned: 1,806,442
(b)	Percent of class: 6.6%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,806,442
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,806,442
C.	ProQuest Investments IV, L.P.
(a)	Amount beneficially owned: 3,612,886
(b)	Percent of class: 12.9%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,612,886
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,612,886
D.	ProQuest Associates IV LLC
(a)	Amount beneficially owned: 3,612,886
(b)	Percent of class: 12.9%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,612,886
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,612,886

CUSIP No. 00448Q201	13G	Page 11 of 13 Pages

E.	Jay Moorin
(a)	Amount beneficially owned: 5,419,328
(b)	Percent of class: 19.0%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 5,419,328
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 5,419,328
F.	Alain Schreiber
(a)	Amount beneficially owned: 5,419,328
(b)	Percent of class: 19.0%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 5,419,328
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 5,419,328

Pursuant to a Securities Purchase Agreement, the Reporting Persons are not permitted to exercise any warrant or Unit Warrant, if, upon such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% of the number of shares of Common Stock then issued and outstanding, unless and until such limitation is no longer required by applicable NASDAQ Marketplace Rules.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

CUSIP No. 00448Q201	13G	Page 12 of 13 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00448Q201	13G	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 20, 2008
/s/ Pasquale DeAngelis
Pasquale DeAngelis, as a member of ProQuest Associates III LLC and ProQuest Associates IV LLC and on behalf of ProQuest Investments III, L.P. and ProQuest Investments IV, L.P.

*
Jay Moorin, individually

*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
24.1	Power of Attorney
99.1	Joint Filing Agreement